ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 30 August 2012	NYSE AMEX Code: OBT

Full Year Results - Year Ended 30 June 2012

PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the year ended 30 June 2012.

Key Features

“On the positive side we have achieved significant revenue growth, and have introduced several new product lines” commented Managing Director and CEO, Terry Stinson, “However, business conditions for Orbital’s consulting services division have been particular tough, and that in conjunction with a depressed domestic LPG market, has resulted in a second half loss.”

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Statutory net loss after tax of $3.05 million compared to a profit of $1.76 million last year.

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Underlying loss after tax of $2.94 million compared to a profit of $0.16 million last year.

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Consolidated revenue increased by 35% to $22.12 million

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Synerject increased revenue to US$127.55 million (+5%) and profit after tax to US$7.77 million (+19%).

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During the year Ford launched the EcoLPi Falcon, incorporating Orbital Autogas Systems’ “Liquid” LPG injection system, winning Best Large Car under $60,000 at the Australian Best Car Awards.

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AAI unveiled the latest Aerosonde small unmanned aircraft system (UAS) featuring a heavy fuel engine built by Orbital, and contracted Orbital to supply engines for use by the US military.

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Integration of recently acquired Sprint Gas Australia, one of the largest distributors in the Australian LPG aftermarket. Sprint Gas contributed $5.80 million revenue and positive EBITDA.

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Net cash used in operations was $2.70 million including $1.14 million increase in inventory primarily to support the Ford EcoLPi production.

“First deliveries of UAS engines commenced in August 2012 and we look forward to further developing this exciting business opportunity” added Mr Stinson.

Financial Overview

			June 2012	June 2011
			$’000	$’000	Change

System Sales		Revenue	14,020	5,847	139.8%
		Contribution	380	(757)

Consulting Services		Revenue	7,131	9,492	(24.9%)
		Contribution	(2,259)	161

Royalties and Licences		Revenue	967	1,081	(10.5%)
		Contribution	463	610

Total		Revenue	22,118	16,420	34.7%
		Contribution	(1,416)	14

Synerject	June 2012	June 2011
	US$’m	US$’m
Revenue (100%)	127.5	121.7

	equity accounted profit		3,480	3,233	7.6%

Unallocated other expenses			(4,470)	(2,809)
Unallocated other income			545	959
Foreign exchange gain			120	79
Finance costs (net)			(449)	(353)
Research and development			(954)	(1,158)
Business development costs *			-	(205)
Gain on sale of property *			-	4,237
Write off capitalised development costs *			-	(1,065)
Provision for slow moving inventory *			-	(942)
Termination costs *			(113)	(417)

Profit/(Loss) before tax			(3,257)	1,573
Taxation benefit			204	190
Statutory Profit/(Loss) after tax			(3,053)	1,763

Underlying Profit/(Loss) (excl one off items *)			(2,940)	155

Note:

The information above has not been audited, but has been extracted from Orbital’s annual financial report which is in the process of being audited by the external auditors.  This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

About Orbital

Orbital is a leader in Specialised Engine and Vehicle Systems.

Orbital provides engine and vehicle technologies and alternative fuel solutions that improve performance, add features and reduce fuel costs while reducing harmful greenhouse gas emissions.

Orbital FlexDITM technology "One engine - any fuel" - has been commercialised in the marine, motorcycle, recreational, autorickshaw light commercial vehicle and UAS markets commencing in 1996.

Orbital Autogas Systems has developed a Liquid LPG system, offering seamless performance and satisfying Australian emissions requirement that is now commercially available in the Ford EcoLPi Falcon, Holden Special Vehicles (HSV) as an option, and as after-market kits for popular car models.

Detailed comments on Orbital’s four business streams are as follows:

System Sales

	June 2012	June 2011
	$'000	$'000

Revenue	14,020	5,847
Contribution	380	(757)

Write off capitalised development costs	-	(1,065)
Provision for slow moving inventory	-	(942)
Segment Result	380	(2,764)

Development and supply of engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties.

Growth to date has been underpinned by demand for alternative fuel systems. The demand overseas for alternative fuels is growing rapidly with increasing infrastructure installation and investment being made in both USA and Europe.    The drivers are threefold; reduced greenhouse gas emissions, reduced fuel cost to the vehicle operator and fuel security.

Orbital’s initiatives in the alternative fuels market are in several key areas: Liquid LPG systems, LPG system aftermarket distribution and the development of Dual Fuel LNG (Liquid Natural Gas) for heavy duty transport.

Revenues for the year were $14.00 million, a 140% increase on the previous year, reflecting the release of Ford Australia’s EcoLPi vehicles during the financial year and a full year’s trading (post acquisition) from Sprint Gas Australia.  Contribution to the group improved from a loss of $2.76 million last year to a $0.38 million profit this year.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities.  The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.  In November 2011, the EcoLPi Falcon was awarded “Best Large Car Under $60,000” by the peak motoring body the Australian Automobile Association in conjunction with the seven major state and territory motorists' clubs.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket.  SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share.    Orbital is well positioned for any upturn in the LPG market as it is becoming, through OAS and SGA, a major player in the Australian LPG system supply market.

A key product developed this year by Orbital Consulting Services was the Unmanned Aircraft Systems (UAS) engine supplied to AAI, a Textron Inc (NYSE: TXT) company, in USA for use in their Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV).  The engine uses Orbital’s  FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities.  The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application.  Orbital has been contracted to supply engines up to a value of approximately $4.70 million throughout 2012.   Dedicated facilities have been commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012.  It is expected that this initial product will lead to an expansion of supply and services in this field, including engine supply, engine management systems (EMS) supply, and engine refurbishment, along with further engine design and development opportunities.

Orbital, in conjunction with Toll Resources Group, has continued a fleet test utilising Orbital’s LNG system with Toll’s heavy duty trucks plying long haul routes in Western Australia.   In addition to achieving up to 80% substitution of diesel with LNG (on an energy basis) offering the end user significant fuel cost savings, the Orbital system, due to advanced EMS features, enables full power capability.  Whist further development, validation and commercialisation is required to complete this system there is growth potential for LNG systems as a product suitable for an expanded engine range.

Synerject

	June 2012	June 2011	Change
	US$'000	US$'000

Sales	127,548	121,673	5%
Profit after tax	8,045	7,315	10%

Operating Cash Flow (including capex)	3,242	8,517	-62%

	A$'000	A$'000
Orbital equity accounted share of profit (42%)	3,480	3,233	8%

Equity accounted investment in Synerject	13,696	11,406

Synerject, Orbital’s 42:58% Joint Venture Partnership with Continental AG, is a key supplier of EMS to the non-automotive market.  Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centres in Asia, Europe and the United States provide on-site support of customer development and production programs.

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters.  Synerject’s markets today include a range of EMS for top end motorcycles, ATV’s (All Terrain Vehicles), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market.   Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

Synerject’s market and product expansion has enabled Synerject to achieve revenue growth consistently over the last 4 years despite the severe contractions in the recreational market during and following the global financial crisis.  Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and Europe markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Tight cost control and careful investment by management has resulted in continually improved profit after tax during this period.

Increased revenue and tight cost control has resulted in a record profit after tax of US$8.05 million for Synerject an improvement of 10% over the previous corresponding period.

Synerject generated US$3.24 million positive cash flow and paid dividends to shareholders (Orbital share A$1.54 million).  At 30 June 2012, Synerject held cash of US$4.27 million and borrowings of US$2.65 million (June 2011: net cash of US$2.29 million).

Consulting Services

	June 2012	June 2011
	$'000	$'000

Revenue	7,131	9,492
Contribution	(2,259)	161

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification.  Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the year was $7.13m, down 25% compared to last year. As anticipated and noted in February 2012 the strong Australian dollar and reduced customer demand severely impacted consulting work awarded by OCS’s traditional European, USA and Asian customers in the 2nd half year.

During this period the OCS group controlled costs and key resources were redeployed on continuing R&D projects and to ensure that Orbital’s prospective UAS business was secured.

In addition to supporting the development of the UAS engine for AAI, OCS is testing a Dual Fuel LNG substitution system currently being supplied at low volume to support an expanded fleet trial underway with Toll Resource Group.   The system has accumulated approximately 2 million kilometres.   As previously noted, there is a growing interest in this system, however further development and commercialisation is required to achieve a mature production ready system.

Efforts to offer services and products to the mining/resource industry in Western Australia are starting to show results with potential new work programs under discussion.    Orbital’s Perth based facility is ideally located to provide support services to this industry, and to act as a base for LNG system conversions and large engine overhaul.

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group.    This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings.

At 30 June 2012, the OCS order book stood at approximately $1.0 million (30 June 2011 $3.9 million).

Royalties and Licenses

	June 2012	June 2011
	$'000	$'000

Revenue	967	1,081
Contribution	463	610

Orbital earns royalties from product using its FlexDITM systems and technology.  The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes reduced marginally compared to the same period last year.  This, together with the strong Australian Dollar, has resulted in an 11% reduction in revenue for the year.

Other

Unallocated other expenses increased by $1.66 million to $4.47 million. Occupancy expenses increased by $0.34 million due to the sale and leaseback of the engineering facility in Perth, a bad debt was written off ($0.49 million), $0.39 million was provided for surplus lease space and in the prior corresponding period a bonus provision was reversed resulting in a credit to the income statement of $0.40 million.

Cash Flow

	June 2012	June 2011
	$'000	$'000

Operating cash flow	(4,245)	(1,792)
Synerject dividend	1,544	1,208
	(2,701)	(584)
Sale of Balcatta property	0	8,557
Acquisition of Sprint Gas	0	(1,780)
Other Capex and Development costs (net)	(647)	(1,074)
Financing cash flow	1,642	(1,848)

Movement in Cash/Term Deposits	(1,706)	3,271
Cash and term deposits	5,170	6,874
Bank Loan	2,500	648
Net	2,670	6,226

Net cash used in operations (including the Synerject dividend of $1.54 million) was $2.70 million (2011: $0.58 million) reflecting the decreased consulting revenue in the 2nd half year. Notwithstanding the 35% increase in revenue and despite $1.14 million increase in inventory, total working capital was managed tightly generating $0.38 million. Operating cash flow in the 2nd half year was positive ($0.32 million) as the business reacted to the tough operating conditions.

During the year $1.64 million was drawn from a loan facility and at 30 June 2012 Orbital had cash (including short term deposits) of $5.17 million and borrowings of $2.50 million.

Outlook

It is anticipated that the system supply business will provide further revenue growth in the year ending 30 June 2013. UAS engine supply to AAI commenced in August 2012 and although EcoLPi volumes are below original expectations, OAS will support a full year supply to Ford. The LPG aftermarket continues to be extremely soft; however synergies between OAS and Sprint Gas will provide improved product distribution channels and business efficiencies.

Synerject continues to grow and it is anticipated that this growth will provide another improved result next financial year. Synerject is expected to continue to generate cash and pay regular dividends.

As noted above, the OCS international business is affected by the strong Australian dollar. The international and domestic OCS markets are weak and as a result the order book continues to be lower than historical levels. It is anticipated that OCS revenue will be lower than previous years and this business will generate a loss next year. The OCS division will however continue to focus on generating new product supply opportunities particularly in the prospective UAS market and other applications utilising FlexDITM technology.

Orbital will continue to concentrate on cash management and manage costs appropriately to minimise overheads while protecting resources for future growth. Despite the expected outlook for the OCS business, Orbital’s strategic switch to a system supply business is delivering growth and diversification. Orbital is targeting a return to profits in the financial year ending 30 June 2013.

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) NYSE Amex (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.